December 22, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Request for Acceleration of Effectiveness
Franklin Financial Network, Inc.
Registration Statement on Form S-3
File Number 333-208265

Ladies and Gentlemen:

As a follow-up to your telephone conversation with our outside counsel, Lori B. Metrock, Esq., Franklin Financial Network, Inc. (the “Company”), hereby respectfully withdraws its request for the acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File Number 333-208265 (the “Registration Statement”) to December 23, 2015 at 10:00 a.m. Eastern Time, previously delivered to you on December 21, 2015. The Company will file a separate request for the acceleration of the effectiveness of the Registration Statement at a future date and time.

Please contact our legal counsel, Lori B. Metrock, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at (615) 726-5768, if you have any questions concerning this request and to confirm that our request for withdrawal has been accepted by the Securities and Exchange Commission.

Very truly yours,

Franklin Financial Network, Inc.

By:	/s/ Sally P. Kimble
Name:	Sally P. Kimble
Title:	Chief Financial Officer